Exhibit 4.03

AWS PRIVATE PRICING ADDENDUM

This Addendum supplements the Agreement and is entered into by and among the parties listed on this page.

Addendum Effective Date: The date the last party signs this Addendum.

AMAZON WEB SERVICES, INC.		VTEX BRASIL TECNOLOGIA PARA E-COMMERCE LTDA. (“you”)
By:	/s/ Chris Nicoletti	By:	/s/ Breno Augusto de Almeida Rosso
Name: Chris Nicoletti Title: Authorized Signatory Date signed: March 27, 2025		Name: Breno Augusto de Almeida Rosso Title: VP Finance Date signed: March 28, 2025

AMAZON WEB SERVICES EMEA SARL
By:	/s/ Peter Trend
Name: Peter Trend Title: Authorized Signatory Date signed: March 28, 2025

AMAZON AWS SERVIÇOS BRASIL LTDA.
By:	/s/ Cleber Pereira de Morais
Name: Cleber Pereira de Morais Title: Authorized Signatory Date signed: March 27, 2025

1.
Pricing Terms.

Term	Meaning
Discount Term	April 1, 2025 – March 31, 2030
Contract Year

Contract Year 1: April 1, 2025 – March 31, 2026

Contract Year 2: April 1, 2026 – March 31, 2027

Contract Year 3: April 1, 2027 – March 31, 2028

Contract Year 4: April 1, 2028 – March 31, 2029

Contract Year 5: April 1, 2029 – March 31, 2030

Eligible Payer Accounts	0531-3149-1888, 6177-2025-0547, 4521-5887-2079, 2423-5735-0604, 7789- 1966-4784, 0443-7235-5471, 6659-8438-2055 and 4689-9101-0759
Credits Account	0531-3149-1888, so long as it is an Eligible Payer Account.
Cross-Service Discount	[xxxxx]%
Service-Specific Rates	Intra-Regional Data Transfer in the Service-Specific Regions: $[xxxxx] per GB
Discount	The Cross-Service Discount and the Service-Specific Rates.
Service-Specific Regions	[xxxxx]
Spend Commitment	Contract Year Commitment: Contract Year 1: $[xxxxx], Contract Year 2: $[xxxxx], Contract Year 3: $[xxxxx], Contract Year 4: $[xxxxx], Contract Year 5: $[xxxxx]
Commitment-Eligible Fees

The following amounts, which count towards your Spend Commitment:

(a) the following fees incurred under Eligible Accounts (excluding fees paid for by applying the Available Balance in accordance with Section 7, excluding taxes, and net of any applicable discounts (other tan Credits) and refunds):

(i) fees for use of Services in Eligible Regions;

(ii) except as set forth in (iii), fees for purchases on AWS Marketplace that are deployed on the Services up to a maximum of [xxxxx]% of the then-applicable Spend Commitment; and

(iii) fees for use of Commitment-Eligible Products;

(b) fees incurred for use of products and services sold by Elemental Technologies LLC, for so long as it is an AWS Affiliate (excluding taxes, and net of any applicable discounts and refunds); and

(c) for purposes of the Total Commitment, any Spend Commitment Shortfall Payments paid to AWS.

Service-Specific Use Commitment	[xxxxx]
Credits	[xxxxx]

2.
Termination of Prior Addendum. The Prior Addendum is terminated as of the first day of the Discount Term.
3.
Discount. AWS will apply the Discount to fees for use of Eligible Services. AWS will apply any discounting expressed as a percentage to Public Pricing. The discounting under this Addendum may not be combined with any other discounts (including with any discounts on the AWS Site). AWS will apply the Cross-Service Discount except where a Service-Specific Rate applies or where any component of an Eligible Service is entitled to discounting under another agreement. AWS will apply the discounting under this Addendum during the Discount Term so long as you are complying with the terms of this Addendum.
4.
Credits.
a.
Generally. AWS will apply a discount in the form of Credits to fees for use of Eligible Services under the Credits Account after application of the Discount and any other discounts, beginning with the invoice covering the applicable disbursement date. AWS will not apply Credits to: (i) any Spend Commitment Shortfall Payment or Service-Specific Commitment Shortfall Payment obligations; (ii) fees incurred for AWS Managed Services or AWS Support; (iii) one-time upfront fees for any prepaid Eligible Service; (iv) Eligible Accounts for which credit sharing has been disabled in the AWS Management Console; or (v) taxes, government charges or duties, or interest on those items. Credits will be applied in the order that the Credits expire, with the Credits having the earliest expiration date being applied first. Unused Credits expire upon the earlier of one year after their disbursement date and the last day of the Discount Term. Credits are nonrefundable and may not be transferred, sold or exchanged for cash. If AWS terminates this Addendum or the Agreement for cause, you will pay AWS the Return Amount.
b.
Outcome-Based Credits. If you submit an Outcome Attestation, that is signed by a c-level executive or his or her designee, to aws-notification-intake@amazon.com and your account team, specifying that you have completed one or more of the “Outcomes” set forth in Tables 1, 2, 3 and 4 below by the applicable “Outcome Completion Deadline,” and such attestation is submitted within the corresponding “Attestation Window,” then you will receive a discount in the form of Outcome-Based Credits in the “Amount of Outcome-Based Credits” corresponding to each such Outcome. Outcome-Based Credits will be disbursed on the Credits Effective Date and applied in accordance with Section 4.a. You may not submit an Outcome Attestation more than twice per Contract Year.
c.
Projects Investment Credits. “Data Platform and Self Serve Projects Investment Credits” and “Security Strategic Projects Investment Credits” are disbursed to you provided that each workload associated with such Projects (i) was not running on an Eligible Service on or before the Addendum Effective Date and (ii) will be deployed to AWS by the end of the applicable Outcome Completion Deadline. You acknowledge that you are not eligible to receive (and will not request) any Alternative AWS Incentives for the same or similar purpose as any Outcome(s) set forth in Tables and 3 below unless otherwise agreed to in writing by AWS. If you do not complete Outcomes 3.3, 4.3, 5.3, 6.3, 7.3, 8.3 or 9.3 for a Project before the end of the Outcome Completion Deadline then, upon AWS’s request, you will reimburse AWS for the “Data Platform and Self Serve Projects Investment Credits” and “Security Strategic Projects Investment Credits” previously disbursed to you with respect of that Project.
5.
Commitments.
a.
Contract Year Commitment. Effective as of the first day of the applicable Contract Year, you agree to incur Commitment-Eligible Fees during each Contract Year at least equal to the corresponding Contract Year Commitment. If the Commitment-Eligible Fees incurred during a Contract Year are less than the Contract Year Commitment payment obligation, then you will pay AWS a Spend Commitment Shortfall Payment.
b.
Total Commitment. Effective as of the first day of the Discount Term, you agree to incur Commitment-Eligible Fees during the Discount Term at least equal to the Total Commitment. If the

Commitment-Eligible Fees incurred during the Discount Term are less than the Total Commitment payment obligation, then you will pay AWS a Spend Commitment Shortfall Payment.
c.
Service-Specific Use Commitment. For each Service-Specific Use Commitment, you agree to use the applicable components of the Service in the Service-Specific Regions under Eligible Accounts in an amount at least equal to the Service-Specific Use Commitment. If such use is less than the Service-Specific Use Commitment, then you will pay AWS a Service-Specific Commitment Shortfall Payment.
6.
Payments.
a.
Generally. Except as otherwise provided in this Addendum, you will pay all fees for use of Eligible Services and other amounts due under this Addendum via check or wire transfer and in accordance with the payment terms of the Agreement. You will make all such payments in a payment currency supported by AWS. As of the Addendum Effective Date, AWS accepts payments in the Eligible Payment Currencies. All payment obligations under this Addendum will survive expiration or termination of this Addendum. Any AWS Party may request payment from you under this Addendum.
b.
Payment terms. Notwithstanding anything to the contrary in this Addendum or the Agreement, during the Discount Term, you or your Affiliate (as applicable) will pay AWS all invoiced amounts hereunder or thereunder or for use of Services within [x] days of the date of the invoice (other than Disputed Amounts, and excluding invoices for AWS Professional Services and AWS Training, which you or your Affiliate (as applicable) shall pay within 30 days of the date of the invoice), and any term of the Agreement that requires the payment of any invoiced amount for use of such Services incurred hereunder or thereunder during the Discount Term within a timeframe that is shorter than [x] days is superseded by this Section 6.b
7.
Available Balance. During the term of this Addendum, AWS will apply the Available Balance to fees and any taxes for use of Eligible Services provided by the AWS Party to which you paid the applicable portion of the Available Balance. Notwithstanding the foregoing, any portion of the Available Balance that is paid to AWS, Inc. or AWS Europe may be applied to fees and any taxes for use of Eligible Services provided by either party. The Available Balance is nonrefundable, will not reduce your Spend Commitment Shortfall Payment or Service-Specific Commitment Shortfall Payment obligations, and is not a deposit for or credit toward the purchase of any services after the Discount Term. After the Discount Term, AWS will invoice you for an amount equal to any remaining Available Balance, and the Available Balance will be applied against such invoiced amount.
8.
Term; Termination.
a.
Term. The term of this Addendum commences on the Addendum Effective Date and ends on the last day of the Discount Term.
b.
Termination. This Addendum will automatically terminate upon any termination of the Agreement. Notwithstanding any termination for convenience rights in the Agreement, neither AWS nor you may terminate the Agreement for convenience during the term of this Addendum. Each party may terminate this Addendum for cause upon written notice if the other party is in material breach of this Addendum, provided that the breaching party will have 30 days from receipt of the notice to cure any material breach that can be cured.
9.
Enterprise Support. Unless the Eligible Accounts are already enrolled, AWS will, starting on the first day of the Discount Term, enroll the Eligible Accounts in AWS Enterprise Support. You and your Affiliates will maintain any such enrollment throughout the term of this Addendum.

10.
References. You grant to AWS and its Affiliates a non-exclusive, worldwide, royalty-free right and license to use your company name and logos (provided promptly by you to AWS and its Affiliates, upon AWS’s or its Affiliate’s request) to identify you as an Amazon Web Services customer. This license will survive after the term of this Addendum, provided you may terminate this license at any time after termination of this

Addendum by giving AWS and its Affiliates at least 30 days’ written notice. Upon termination of this license, AWS and its Affiliates will remove your company name and logos from the AWS Site, but AWS and its Affiliates may continue to use your company name and logos in any other items produced before termination of this license.
11.
Preferred Cloud Provider. You agree that AWS and its Affiliates may publicly and privately state that Amazon Web Services is your and your Affiliates’ “preferred cloud provider.” You and your Affiliates will refer to Amazon Web Services as your and your Affiliates’ “preferred cloud provider” in any public and private statements you and your Affiliates make regarding your use of cloud services.
12.
Affiliates. If any Eligible Accounts are owned by one of your Affiliates and not by you directly, then you and all such Affiliates will be jointly and severally liable for all of your obligations under this Addendum. You represent and warrant that: (a) you have the full power and authority to enter into this Addendum and legally bind your Affiliates to the terms of this Addendum; and (b) all Eligible Accounts that are owned by an Affiliate were and will be opened by such Affiliate for use by such Affiliate or agents or subcontractors performing work on behalf of such Affiliate. All use of the Services by any of such Affiliates under Eligible Accounts will be governed by the agreement between AWS and such Affiliate governing its use of the Services. AWS may invoice you, and you will pay, the value of the total discounting received under this Addendum under any AWS account that is not owned by you or your Affiliates.
13.
Nondisclosure. Each party agrees that the existence and terms of this Addendum are not publicly known and will not be disclosed by that party. All nondisclosure obligations under this Addendum will survive expiration or termination of this Addendum.
14.
Miscellaneous. The failure of a party to enforce any provision of this Addendum will not constitute a present or future waiver of such provision nor limit such party’s right to enforce such provision at a later time. All waivers by a party must be in writing to be effective. With respect to the subject matter hereof, this Addendum, together with the Agreement as amended by this Addendum: (a) is intended by the parties as the final, complete and exclusive expression of the terms of their agreement; and (b) supersedes all prior agreements and understandings (whether oral or written) between the parties. If there is a conflict between the Agreement and this Addendum, this Addendum will prevail. If there is a conflict between this Addendum and any other amendment or addendum to the Agreement or to this Addendum, the document later in time will prevail. This Addendum may be executed in two or more counterparts. All currency values in this Addendum are in U.S. dollars. Any Spend Commitment, Spend Commitment Shortfall Payment, Service-Specific Commitment Shortfall Payment and Return Amount is a payment obligation under the payment terms of the Agreement.
15.
Acknowledgment. The parties acknowledge that they intend to enter into a strategic collaboration agreement that may include incentives from AWS equivalent to an amount of up to $[xxxxx] in cash or equivalent in-kind marketing resources and up to $[xxxxx] in credits (“SCA”). Any cash or credits you receive under the SCA will be used, disbursed and applied in accordance with the terms and conditions set out in the SCA. Nothing in this Section obligates the parties to enter into the SCA.
16.
Definitions. For purposes of this Addendum, capitalized terms have the meanings set forth in the Agreement or described on the AWS Site unless otherwise defined in this Addendum. As used in this Addendum, 1 EB equals 1024 PB; 1 PB equals 1024 TB; 1 TB equals 1024 GB; 1 GB equals 1024 MB; 1 MB equals 1024 KB; and 1 KB equals 1024 bytes.

“Affiliate” means any entity that directly or indirectly controls, is controlled by or is under common control with that party.

“Agreement” means the AWS Customer Agreement available at https://aws.amazon.com/agreement or other written agreement between AWS and you governing your use of the Services.

“Alternative AWS Incentives” means any credits, investments, or other incentives (other than discounting provided under this Addendum) offered by AWS whether under this Addendum or any other agreement, the AWS Migration Acceleration Program (MAP 2.0) or any similar program.

“Available Balance” means the remaining balance of: (i) the Rollover Amount; and (ii) any Spend Commitment Shortfall Payment paid to AWS during the term of this Addendum.

“AWS” means Amazon Web Services, Inc. (“AWS, Inc.”), Amazon Web Services EMEA SARL (“AWS Europe”), Amazon AWS Serviços Brasil Ltda. and each other entity identified at https://aws.amazon.com/legal/aws-contracting-party that has agreed, following your request, to become a party to this Addendum based on the location you have set for an Eligible Account (each, an “AWS Party”).

“AWS Data Transfer” means Intra-Regional Data Transfer.

“Commitment-Eligible Products” means the products and services listed at https://commitment-eligible-products-list.s3.amazonaws.com/Commitment+Eligible+Products.pdf.

“Credits Effective Date” means the first day of the month after AWS receives an Outcome Attestation provided such Attestation is received by the 20th of the month; otherwise the first day of the second month after receipt of such Outcome Attestation.

“Eligible Accounts” means the following AWS accounts: (i) the Eligible Payer Accounts, other than any Eligible Payer Account that AWS agrees to remove at your request; (ii) any AWS account that AWS agrees to add as an Eligible Payer Account at your request; and (iii) any Member Accounts joined via AWS Organizationsto an Eligible Payer Account; provided that this Addendum: (x) applies only to AWS accounts that have been opened by you or your Affiliates for use by you or your Affiliates, that are associated with a location that corresponds to an AWS Party, and that are registered with email addresses issued by you or your Affiliates; and (y) will not apply to any Eligible Payer Account that is joined via AWS Organizations to an AWS account that is not an Eligible Account.

“Eligible Payment Currencies” means the currencies listed at https://payment-currency-list.s3.amazonaws.com/AWS+Supported+Payment+Currencies+by+SoR.pdf.

“Eligible Regions” means the AWS regions and locations available to you and identified on the AWS Site at https://aws.amazon.com/about-aws/global-infrastructure/regions_az/?p=ngi&loc=2 (except Mainland China Regions), as may be updated from time to time.

“Eligible Services” means all Services used in Eligible Regions under Eligible Accounts except the Services listed at https://ineligibleserviceslist.s3.amazonaws.com/s3.amazonaws.com/Ineligible+Services.pdf. AWS may only add a Service to this list within 30 days after such Service is made generally available to the public.

“Intra-Regional Data Transfer” means Data Transfer within the same AWS region as described on the AWS Site at https://aws.amazon.com/ec2/pricing/on-demand/, excluding data transfer described as free and data transfer via AWS PrivateLink endpoints.

“Outcome Attestation” means a completed and signed attestation in the form attached as Attachment 1.

“Prior Addendum” means the AWS Private Pricing Addendum (CC 941 PPA 00542171 2020 TR) by and between AWS and you.

“Public Pricing” means the pricing for the Eligible Services as described on the AWS Site.

“Qualifying Order” means a mutually-agreed and binding training order form entered into by you or your Affiliates and AWS or its Affiliate, for AWS Training to be performed under an Eligible Account.

“Return Amount” means an amount equal to the total Credits applied to the Credits Account under this Addendum as of the effective date of termination of this Addendum or the Agreement.

“Rollover Amount” means the “Available Balance” (as defined in the Prior Addendum) remaining after application against all fees and charges incurred under the Prior Addendum.

“Service-Specific Commitment Shortfall Payment” means an amount equal to the applicable Service-Specific Use Commitment less the applicable use of the Service, charged at the lowest rate applicable under this Addendum for the Service.

“Spend Commitment Shortfall Payment” means an amount equal to, as applicable: (i) the Contract Year Commitment for the applicable Contract Year less the Commitment-Eligible Fees incurred during such Contract Year; or (ii) the Total Commitment less the Commitment-Eligible Fees incurred during the Discount Term.

“Training Fees” means the fees, excluding expenses and taxes (the USD equivalent such amount of fees determined using the Bloomberg exchange rate as of the date(s) on which you were invoiced for such fees), incurred under a Qualifying Order by you for use of AWS Training and paid to AWS or its Affiliate.